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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*







                FIDELITY FINANCIAL OF OHIO, INC.
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                        (Name of Issuer)




             COMMON STOCK, $.10 PAR VALUE PER SHARE
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                 (Title of Class of Securities)




                          31614P 10 7
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                         (CUSIP Number)




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                        Page 1 of 6 Pages
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CUSIP NO. 31614P 10 7                         Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
     Fidelity Federal Savings Bank Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     183,199
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER
     136,321
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER
     183,199
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER
     136,321
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     319,520
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.7%
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12.  TYPE OF REPORTING PERSON
     EP
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CUSIP NO. 31614P 10 7                        Page 3 of 6 Pages
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Item 1(a)    Name of Issuer:

             Fidelity Financial of Ohio, Inc.

Item 1(b)    Address of Issuer's Principal Executive Office:
             4555 Montgomery Road
             Cincinnati, Ohio  45212

Item 2(a)    Name of Person Filing:

             Fidelity Federal Savings Bank Employee Stock Ownership Plan
             Trust

Item 2(b)    Address of Principal Business Office or, if None, Residence:

             4555 Montgomery Road
             Cincinnati, Ohio  45212

Item 2(c)    Citizenship:

             United States

Item 2(d)    Title of Class of Securities:

             Common Stock, par value $.10 per share

Item 2(e)    CUSIP Number:

             31614P 10 7

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

             [X] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.      Ownership.

             (a)  Amount beneficially owned:

             319,520 Shares of Common Stock
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CUSIP NO. 31614P 10 7                        Page 4 of 6 Pages
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             (b)    Percent of class:

                    5.7%

             (c)    Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote     183,199
                                                                 -------
             (ii)   Shared power to vote or to direct the vote   136,321
                                                                 -------
             (iii)  Sole power to dispose or to direct the disposition of
                    183,199
                    -------

             (iv)   Shared power to dispose or to direct the disposition of
                    136,321
                    -------

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             The Fidelity Federal Savings Bank Employee Stock Ownership
             Plan Trust ("Trust") was established pursuant to the Fidelity Federal Savings Bank Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and Messrs. Reusing, Staubach and Hughes, who act as trustees of the plan ("Trustees"). As of December 31, 1997, 183,199 shares of Common Stock held in the Trust were unallocated and 136,321 shares had been allocated to the accounts of participating employees. Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given, subject in each case to the fiduciary duties of the ESOP trustees and applicable law.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.
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CUSIP NO. 31614P 10 7                        Page 5 of 6 Pages
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Item 10.  Certification.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP NO. 31614P 10 7                         Page 6 of 6 Pages
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                            SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.

                                FIDELITY FEDERAL SAVINGS BANK
                                EMPLOYEE STOCK OWNERSHIP PLAN TRUST




Date:  February 17, 1998        By:   /s/John R. Reusing
                                      ----------------------
                                      John R. Reusing
                                      Trustee



Date:  February 17, 1998        By:   /s/Paul D. Staubach
                                      ----------------------
                                      Paul D. Staubach
                                      Trustee




Date:  February 17, 1998        By:   /s/Joseph D. Hughes
                                      ----------------------
                                      Joseph D. Hughes
                                      Trustee
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